EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Curastory
Logo	
Headline	The easiest way creators make, monetize, and distribute videos everywhere.
Hero Image	
Tags	Latinx Founders, Female Founders, Black founders, B2C, Adtech, Tier-1 VC backing, Coming soon

Pitch text	

Summary

- Curastory allows creators to make, monetize, and distribute video shows
- $85K in gross revenue over 3 months at a $1.02M run rate (Feb~May 2021)
- 82% retention rate with over 1,000 user sign ups as of June 2021
- Gross revenue volume expected to hit $100M with 7,000 creators
- Tapping a $782M+ serviceable obtainable market of sports + fitness creators
- Curated partnerships with the NBA and others onboarding 150K+ creators
- Backers include Techstars, Lightspeed Venture Partners & The W Fund

Problem

Video creators aren't making real money



Video is one of the only content types where creators **do not own how they make their money**, forcing them to miss revenue from platforms like YouTube or Facebook Watch because of 70% ad skip rates. Video creators care about owning how they make their money just as much as podcasters, newsletter creators, or bloggers who have full ownership over their content. And on the flip side of the same coin, brands care that target audiences are listening to their product messaging and not skipping through it.

Solution

Curastory takes video businesses to the next level

Curastory allows creators to easily make, edit, monetize and share their videos to all of their video channels — just with one click. It's one of the **only all-in-one platforms for creating, monetizing and managing quality video content** without compromise, and it's 100% free for creators.

Through **native, creator-recorded ads** as our first monetization model for our users, creators are raking in $5,000 per video on average and brands are seeing a 2-3x in return on spend all because audiences are 61% more likely to listen to native ads from the creator they tuned in to watch.

Our creator Tyreek Hill inserted his native ad at 00:17 above.

Product

Create, distribute, and monetize your videos — all for free


Control For Creators
Click to Watch
Create Videos
Free video editing, music tools + rental kits.
Get Paid
Record + stitch ad segments into your videos for Curastory brand advertisers.
Go Live
Post your videos everywhere with one-click.
Drag & Drop Your Files to Upload
OR
Choose Files
Your video must be between 1 and 59 minutes long, landscape or portrait, an MP4 file and less than 3.6 GB.

From making to sharing, Curastory provides its video creators what they need every step of the way. Content creators upload videos within our platform to finalize editing and music through an easy drag + drop process. Users then match the videos to brand advertisers for **monetization through native, creator-recorded video ad spots** before they distribute the final video to all of their video channels.


The Curastory Model
How your video flow with Curastory works:
Upload your videos + access free editing and music.
Accept an ad bid. You can always close bidding early or extend it.
Post videos to your channels with one-click. Track earnings + growth.
curastory

Brands create + run ad campaigns based on audience targeting preferences within our self-serving ad platform, where we automatically bid on matched videos for them to market their products through native, creator-recorded video ad segments.


Click to Watch
Discovery For Brands
1 Browse + bid on videos they want ad spots in.
2 Submit a script, product + ad requirements to the creator.
3 Track performance and return on ad spend in sales.
Filter videos by
Audience Demographic
Region
Category
Budget
curastory
Alex Smith
Explore
Bids
Statistics
Help
Settings
Logout
My Ultimate Trick Shot
Financial Literacy
Sports
Investing
Life After Sports

Traction

Our user retention rate is 82%

Curastory has made **$85K in gross revenue over 3 months** with a **$1.02M run rate**. In addition to our financial traction, we've successfully engaged multiple **professional league association partnerships with the NBA**, and student athletes with **the NCAA** solidifying access to more than 150,000 video creators.


All Kinds of Creators
Curastory is growing the entire market of videos and the global audience of viewers.
We're empowering diversity by getting more creators watched.
FIELDING DRILLS
WITH AJ ANDREWS
ATHLETES COOKBOOK
VS.

We have over **1,000 user sign-ups** with a **user retention rate of 82%**. Some of our creator users include **Isaiah Thomas, Tyreek Hill, AJ Andrews,** and **Kelley from Survivor** and have been featured for the resources we offer our creators from top news publications.

 

 

*Gross revenue & run rate from Feb~May 2021. Retention rate & user signups as of June 2021.

Customers

We've given creators control and allow automation for brands

  

   

   

   

With our native, creator-recorded ads, everybody wins. Our model puts video creators in the driver's seat **allowing them to first control video monetization from their own ads**, returning $5,000 per video on average. Brands are also reaping the benefits because of our automated model, **allowing them to stop managing creators in Google Sheets, but rather run streamlined advertisement campaigns** returning 2-3x in spend.

Our users, like Chloe Kim's agency, and CPG brand partners love Curastory just as much as they love sharing that with our customer support team.

Amanda to Me, Larissa & Lilliana   JAN 12

Hi Tiffany,

Thanks for sending this over! First and foremost, we really enjoyed the call with you. I was super impressed with Curastory as a product. We are excited to dive in. Second, do you guys have any relationships with athletes at the Golden Knights Hockey team or the Las Vegas Raiders? We are signing up!

Thanks,
Amanda
Amanda Signorelli
Managing Partner

Golden Steer Steakhouse
308 W Sahara Avenue
Las Vegas, NV, 89102
www.goldensteerlasvegas.com/   f in ⌾

…

Andree to Me & Lilliana   JAN 11

Thanks so much for your time earlier! You have a very cool platform and I think it'll be very successful. Do you have any video examples that athletes (preferably these snow-boarders you sent over) have done with products that are on your platform? If that all checks out, we'd like to try just one, maybe with Lindsey J. What would next steps be?

Andrée

Alex to Me & Lilliana   ↩ ↩ ↪ 9:55 AM

Thanks so much for the time and info! You guys are building something incredible!

Business Model

Majority of our revenue is from marketplace fees

Creators upload their video shows to Curastory to become discoverable to advertisers for native, ad spot placements before going live to their YouTube, IGTV, and Facebook Watch channels with one-click.


Marketplace Fee
30%
on each video.
Starting @ $30 per 1,000 video views.
Brand Commitment Options:
Month-to-month
4 Months
Video Equipment Rentals
$35
Per Month
$50
Per Month
Request our financial model for revenue actuals + projections

We charge our brand partners a minimum of **$30 per 1,000 native ad spot views only taking a 30% cut per video** and paying the rest to our creators. For context, competitors providing the same service take 45-50%. The majority of our revenue comes from this marketplace fee, but we also accrue capital through **video equipment rental subscriptions**, which are between **$35-$50/mo**. As of now, our total **GMV has seen $85K+ in 3 months**.


Video made simple.

*GMV from Feb~May 2021

Market

Growth of the creator economy is massive, and favors video creation

There has been a 17% YoY increase in content creators since 2017, and $990M+ in revenue has been generated from these new content creators alone.



TAM
SAM
SOM
$1
Trillion
digital ad spending*
$31
Billion
digital video ad spending*
$782
Million
digital video ad spending from our private beta industries
*Statista, PwC
Beta Industries:
Sports
Fitness
CPG
Health & Wellness

Over **$1T is spent on digital ads** annually and our initial target industries of e-commerce sports, fitness, CPG, and health + wellness brands **spend $782M+ on digital video ads every year**. And brands favor video spends because **95% of ad messages are viewed in video**, compared to only 10% when reading.

*$31B digital video ad spending market is a calculated round-up

Competition

Early to market for all-in-one video for creators and brands



Our Competition

		YouTube	Vimeo
Video editing + music licensing	●	●	● Not free
Brand sponsorship video matching	●	●	○
Creator-recorded advertisement spots	●	○	○
Non-compete compatibility for brand sponsorship	●	○	○
Auto posting to all social media video channels	●	○	●

Curastory is the one of the only platforms that offers video tools, brand campaign video matching, creator-recorded advertisement spots, non-compete compatibility for brand campaigns, and auto posting to all social media video channels.


WE ARE NOT
YouTube
BrandConnect
ASPIREIQ
#paid
rewardStyle
OPENSPONSORSHIP
upfluence
opendorse
We have
stickiness because...
Creators upload brand agnostic videos first.
We are not in the business of matching influencers to brand campaigns.
We match video shows, similar to the podcast advertising model.
Creators are paid video royalties.
Brands never download video show ads. It's always being tracked for payment.
Creators receive non-compete conflict alerts.
Any conflicting video show bids based on tag matching gets flagged.

We are not an influencer marketplace. We are more similar to an Anchor, Red Circle, or MidRoll for podcasters if it existed for video creators.

Vision

To power videos everywhere


THE FUTURE WE DESIRE TO CREATE
TO POWER EVERY VIDEO
FOR AUDIENCES EVERYWHERE.

Curastory is currently building trust with video creators and meeting them where they're at — their social media video channels. We plan to grow our platform to power videos for audiences everywhere through continued **native, creator-recorded ad segments** on all video channels, a platform for creators to gate their video content through **pay-per-view + subscriptions**, and **themed content houses around the world**, first starting with sports + fitness.



Investors

Join the early investors of Cameo, Snapchat, and Giphy

We are backed by Techstars, Lightspeed Venture Partners, and The W Fund, to name a few of our strategic investors that believe in the future of video through Curastory.

 

We want to bring the opportunity of investing in Curastory not just to our accredited investor funds, but to our community, future users, and video fanatics like yourself. We're raising funds to build requested features, a mobile app, and scale our team to be able to **service over 3,000+ users with 10,000+ sign-ups**.



Sales, General + Administrative
72%

Costs of Goods Sold
5%

Legal & Professional
7%

Advertising + Marketing
16%

Founders

The perfect team to win in a noisy, creator economy market



Tiffany Kelly
Founder and CEO

As founder and CEO of Curastory, Tiffany Kelly first noticed how **the creator economy changed traditional media forever from her time at ESPN**. While working with athletes, talent, and going on the air herself, she uncovered the need to create + bring a streamlined process of the content funnel like the well-oiled, media conglomerate machine down to the individual, creator level all within a tech platform.

The Curastory team has **exclusive access to some of the most sought after sports and fitness focused video creators** before tapping into other markets such as beauty, cooking, and educational.

Team

	Tiffany Kelly	Founder + CEO	Tiffany Kelly is currently the Founder & CEO of Curastory, the easiest way to get started creating videos. Before her startup, she joined ESPN where she created the College Football Fan Happiness Index.
	Shane Austrie	CTO	Shane Austrie is currently the CTO of Curastory, the easiest way to get started creating videos. He is a technologist specializing in the AdTech/MarTech space.
	Lilliana Antequera	Head of Customer Success	Lilliana Antequera is currently the Head of Customer Success at Curastory, the easiest way to get started creating videos. She is a marketing and operations specialist with a background in CPG and SaaS startups.
	Dan Zigmond	Advisor, Founder Coaching	Former YouTube and Instagram executive. Has worked closely with Mark Zuckerberg and currently with Tim Cook.
	Jamie Lund	Advisor, Brand Acquisition + Strategy	Former Digitas and TED executive. Led successful acquisition of his digital marketing agency, Poly & Co.

Perks

$10,000	Limited edition Curastory hoodie + sweatpants as part of the NBA Players merch line

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.